SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

-4700

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

GOL
Linhas aéreas inteligentes

GOL DAY - NY

October, 2011


Values
Innovation
Sustainability
Results oriented
Security
Client oriented

GOLL4 NIVEL2 BM&FBOVESPA

GOL LISTED NYSE

Forward Looking Statement

The material that follows is a confidential presentation of general background information about Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without Gol's prior written consent".

Agenda



GOL Linhas aéreas inteligentes


Agora qualquer destino cabe no seu bolso.
GOL
WWW.VOEGOL.COM.BR

1| Brazilian Market

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

The Strength of the Domestic Market

The new middle class represents the majority of the Brazilian population



62.1% 63.0% 55.0% 54.5% 54.2% 53.6% 55.9% 53.6% 53.1% 54.9% 52.6% 49.9% 46.9% 45.7% 40.4% 38.9% 34.4% 33.2%
32.5% 31.0% 36.5% 36.7% 37.0% 37.4% 36.1% 38.1% 38.6% 37.6% 39.8% 41.8% 45.7% 49.2% 50.5% 53.6% 55.1%
5.4% 6.0% 8.5% 8.8% 8.8% 9.0% 8.0% 8.3% 8.3% 7.6% 7.7% 8.3% 9.4% 9.7% 10.4% 10.6% 12.0% 11.8%
1992 1993 1995 1996 1997 1998 1999 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
High End
Middle Class
Low End

Class	Below	Above
E - Low End	R$ 0	R$ 751
D - Low End	R$ 751	R$ 1,200
C - Middle Class	R$ 1,200	R$ 5,174
B - High End	R$ 5,174	R$ 6,745
A - High End	R$ 6,745	>



7.8%
192
207
19.5%
128
153
64
54
2011
2020E
(2)
Addressable Market
Non-Addressable Market

The new middle class accounts for 46% of the purchasing power and has surpassed the high consumer classes

Source:
(1) Social Politics Center of FGV - Microdata of PNAD and PME/IBGE
(2) (2) IBGE and Bradesco Bank

Consumer Travel Intention

Traveling is one of the main priorities of the new middle class intentions



Travel Intention (**)
Traveling
Others
Uncertain
49.2%
46.0%
4.8%
36.0%
60.2%
3.8%
34.4%
61.2%
4.4%
Dec - 10
Jun - 11
Jul - 11



Income Breakdown (*)
Brazil
International
Not Sure
88.1%
9.6%
2.3%
77.2%
18.7%
4.1%
60.7%
34.9%
4.4%
40.9%
54.9%
4.2%
Up to R$ 2,100
R$2,101 to R$4,800
R$ 4,801 to R$ 9,600
Above R$ 9,601

Strong New Middle Class Growth Favors Domestic Travel

Source: * FGV and MTUR – July 11; ** FGV and MTUR – 2011

Air Transportation Continuous Growth

Air transport is the main mean of transport of the last 2 years

Transported Passengers (mm)[1]



TOTAL
99 99 93 96 100 102 100 108 143
71 71 67 68 65 62 54 51 67
28 28 26 28 35 40 46 57 76
2002 2003 2004 2005 2006 2007 2008 2009 2010

GOL x Interstate Bus Cost-Benefit Comparison (2)		
Rio de Janeiro - São Paulo	Bus	Plane
Fare (One Way)	R$85	R$80
Time	6 Hours	1 Hour
São Paulo - Salvador	Bus	Plane
Fare (One Way)	R$286	R$266
Time	32 Hours	2h30 min

* Lowest fares consulted in August 19, considering one month early booking

Still only 20 million habitants currently flying in the Brazil

Source: (1) ANTT – Considering Travel Passengers above 75 KM; ANAC
(2) ANTT, CNT, IBGE and Pátria Investments

Infrastructure in Brazil is Still Precarious

Even with the limited infrastructure, the airline sector is facing a high demand increase

Comparing to the other alternatives air transportation is still the "Fast Track"

(1)



54%

.... of total domestic passengers are concentrated in Brazil's main airports, which are located in the Southeast.

(2)



11%

...of total national road network is paved. Of those, 60% are rated as regular or worse.

(2)



10%

...of total national rail network - around 3,000 KM – is productive. Other 7,000 KM are used below its capacity and 18,000 KM are underused.

Source: (1) ANAC Yearbook 2010
(2) Source: National Land Transportation Agency (ANTT) / National Confederation of Transport (CNT) / IBGE / Pátria Investments

Available Capacity Enhanced by Fundamental Regulatory Changes

Airport Privatization Schedule

- Determined by ANAC (Department of Civil Aviation)
- First airport privatized on 08/21/2011 (São Gonçalo do Amarante)
- Expected concession tenders in 2011/12
  - São Paulo (Guarulhos)
  - Campinas
  - Brasília

São Gonçalo do Amarante Airport (RN)

- First privatized airport
- R$ 650 million of investments for the next 3 years
- 25 years concession
- Expected to be ready before the World Cup
- Winning concession bid of R$ 170 million (representing a premium of 230% over the minimum bid)

Terminal Capacity Expansions [1]

- Ongoing projects totaled investments of approximately R$ 5.5 billion



Pax/mm/year
Eduardo Gomes (Manaus)
2.5
5
2010
2014
Confins (Belo Horizonte)
5
8.5
2010
2013
Galeão (Rio de Janeiro)
18
20
2010
2012
Juscelino Kubitschek (Brasília)
10
18
2010
2013
*2020: 30
Guarulhos (São Paulo)
20.5
35
2010
2014
*2020: 50
Salgado Filho (Porto Alegre)
4
8
2010
2013
Viracopos (Campinas)
3.5
11
2010
2014
*2020: 30
RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
TO
BA
MT
GO
MG
ES
MS
SP
RJ
PR
SC
RS

Source: INFRAERO
Note: (1) Terminal capacity expansions projected by INFRAERO
* Source: ANAC, SAC and Infraero Presentation

Olympics & World Cup to Boost Traffic in Brazil

Past events raised air traffic demand to new levels

Main Benefits to GOL

- Boosts international and domestic traffic
- Strengthens country's exposure to the travel and tourism industries
- Brazilian Government committed to privatize and support investment in airport infrastructure
- No significant infrastructure short term risk
- World Cup and Olympic Games: related investments of R$17 bn in logistics and infrastructure under PAC (Program for Economic Growth Acceleration)
- GDP of countries hosting Olympic Games are, in average, positively impacted by a 1.4% additional growth

World Cup Hosting Cities


Manaus
Fortaleza
Natal
Recife
Salvador
Cuiabá
Brasília
Belo Horizonte
São Paulo
Rio de Janeiro
Curitiba
Porto Alegre

Air Travel Passengers transported (in million)


China
34 33 44 45 43 47 48 55 62 74 88 121 138 157 181 188 227 264
93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10


Germany
29 33 51 60 65 56 69 78 67 53 63 68 91 101 103 97 76 70
93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10


South Africa
8.0 9.1 9.8 10.6 11.5 11.4 11.5 11.8 9.8
02 03 04 05 06 07 08 09 10

Source: ICAO (International Civil Aviation Organization) – considers domestic carriers for both international and domestic flights.


www.voegol.com
GOL

2 | Brazilian Aviation Industry

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

"GOL Effect": Stimulating Demand

Domestic Demand (RPK bn) - A new level of growth after GOL


GOL
Effect
Average Growth pre-GOL : 8% y.y.
Average Growth: 11% y.y.
12
12
13
16
16
16
22
19
24
25 2
24 4
22 6
19 7
17 11
20 15
22 19
27 19
33 24
48 28
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Industry
GOL

Source: ANAC Comparative Data

According to IATA, Brazil has Shown the Biggest Growth in the World



21.8%
13.4%
9.9%
7.6%
8.1%
6.4%
5.1%
2.8%
7.0%
4.4%
4.1%
1.7%
-0.6%
-3.2%
Africa
Asia/Pacific
Europe
Latin America
Middle East
North America
Industry



26.2%
16.1%
13.8%
14.0%
10.4%
5.0%
7.9%
0.4%
4.0%
1.3%
5.1%
1.9%
-24.8%
-27.8%
Australia
Brazil
China P.R.
India
Japan
USA
Industry
May-11
Jun-11

Latin America had the highest total passenger growth in the industry.

Brazil had the strongest growth in demand comparing to the other important countries, growing more than China and India.

Source: IATA

2011 GOL's Domestic Traffic Evolution

GOL has been the most prudent player to add capacity



Industry Domestic ASK Growth (YoY)
GOL Domestic ASK Growth (YoY)
21.8%
19.1%
14.3%
21.8%
19.1%
15.2%
10.3%
5,1%
4,2%
10,2%
ASK, Billion
12,0
10,0
8,0
6,0
4,0
2,0
0,0
69.7%
71.1%
73.8%
67.0%
71.8%
3Q10
4TQ10
1Q11
2Q11
3Q11
GOL Domestic RPK, Bn
GOL Domestic ASK, Bn
GOL Domestic Load Factor (%)

GOL adopted a prudent strategy on capacity addition, resulting the best RPK/ASK relation of domestic market

2011 GOL's Domestic Traffic Evolution

An industry RPK increase of ~18% estimated for this year should be an "extraordinary" record, breaking historical parameters



RPK, Billion
25
20
15
10
5
0
28.2%
26.5%
16.9%
17.0%
18.8%
14.3%
14.2%
13.5%
9.0%
6.9%
3Q10
4TQ10
1Q11
2Q11
3Q11
3Q11 – New Trend
20,1%
19,6%
13,5%
14,1%
9,1%
6,7%
jul/11
ago/11
set/11
GOL Domestic RPK, Bn
Industry Domestic RPK, Bn
GOL Domestic RPK Growth (YoY)
Industry Domestic RPK Growth (YoY)

The slower 3Q11 domestic demand was due to the new yield scenario in the major Brazilian routes

2011 Highlights

GOL will continue to adopt a cautious stance regarding the addition of supply in the domestic market

- **First half of 2011:**
  - Competitive domestic market environment (capacity growth on YoY basis)
  - Pressure in yields
- **Second half of 2011:**
  - Start of a slowdown in the industry capacity growth
  - New yield trend
- **For 2011:**
  - Industry domestic demand growth of 4.0 x- 4.5x GDP
  - **GOL:**
    - Prudent strategy on capacity addition (growth of 7.0%)
    - Higher productivity (fleet utilization >13,0 block hours per day)
    - Higher load factor (around 70.0%)


GOL

3 | GOL and Its Competitive Strengths

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

Largest Low Cost Airline in Latin America

Largest route network in Latin America with high frequency in major cities

GOL's Advantages

- ✓ Low-cost, low-fare platform
- ✓ Efficient aircraft utilization
- ✓ Largest e-commerce platform in Latin America
- ✓ Standardized fleet of B737 Next Generation Aircraft
- ✓ Dominant position in Brazil's main airports
- ✓ Focus on Short- Haul Flights
- ✓ Mileage program (to business passengers)
- ✓ IOSA certification
- ✓ Simple Structure/Procedures
- ✓ Low Maintenance
- ✓ No Frills
- ✓ Strong code-share alliances
- ✓ Strong Balance Sheet

GOL in Numbers



- ✓ 940 flights per day
- ✓ 94% of internet sales
- ✓ 2Q11 LTM Net Revenues: R$7.1 billion
- ✓ 63 domestic/13 international destinations
- ✓ More than 170 million passengers carried
- ✓ GOL's mileage program (more than 8.0 million participants)
- ✓ Fleet: 115 operating aircraft
- ✓ Average Fleet Age: 6.9 years
- ✓ Utilization rate > 13.0 block hours







Business Basics

Mission	To bring people together safely and intelligently
Vision	To be the best airline to fly with, work for and invest in
Values	Safety, Innovation, Client Focus, Results-driven and Sustainability


GOL. Now with more flights
to Santiago, Chile.
GOL

Fleet Plan

Current and Projected Fleet

Current Fleet Overview

Aircraft		# of Operating Aircrafts (1H11)	Capacity	Average Age (Years)	Route Served
	B737 800	72	177 - 187	7	Domestic and International
	B737 700	43	144		Domestic and International

Total Aricraft: 110 115



B737-800
70
75
B737-700
40
40
2010
2011
2012

- Under Review with Webjet
- Combined Capacity Growth of no more than 4.0%

Agreement for Aircraft Acquision

- ✓ 97 firm orders
- ✓ 10 purchase rights
- ✓ 40 purchase options

Notes: (1) Does not consider Webjet's current fleet or fleet plan. Source: Company

GOL's Strategy

Sustainable growth through high productivity and financial strength

Stimulate Demand

Strong Balance Sheet

Profitability



GOL
Intelligent Airlines

GOL: Cost Leadership in Latin America

A consistent track record of lowest CASK Ex-Fuel

GOL's Cost Advantage (CASK Ex-Fuel In US$)

CASK Adjusted by GOL´s average stage length

- Return of B767 (R$ 43.0 million)
- Suppliers Contracts Terminations (R$10.0 million)
- Volcano Restrictions (R$5.0 million)
- **2Q11 CASK Ex-Fuel Adjusted = USD 5.7 cents**
- **Cost Reduction of 15% for 2012**



10.6
9.2
8.5
5.7
5.4
5.7
7.4
6.8
6.4
6.1
5.7
4.9
4.4
8.3
7.5
7.1
LAN
Copa Airlines
TAM
GOL
LATAM(*)
2Q11
2Q10
2Q09

* Considers as LATAM peers: TAM, COPA, and LAN
Source: Companies Reports

Increase Profitability: Ancillary Revenues

Drive continued growth through improved execution and innovation of new portfolio of ancillary revenues

Key Initiatives



Cargo

VOEFÁCIL

Voe Fácil



Smiles
GOL

Smiles



Additional Services

Ancillary Revenue

In R$ million



'05-10 CAGR 40.1%
130
221
374
516
719
702
188
180
2005
2006
2007
2008
2009
2010
2Q11
2Q10
USGAAP
IFRS

Ancillary Revenue Comparison

Revenues per last filing



33%
25%
20%
10%
12%
Allegiant
Ryanair
EasyJet
JetBlue
GOL

Breakdown of Net Passenger and Ancillary Revenues



8%
8%
11%
10%
12%
11%
92%
92%
89%
90%
88%
89%
2007
2008
2009
2010
2Q11
2Q10
Passenger
Ancillary

* Illustrative picture of the entertainment gateway launched on August 26th,2011

Source: Companies' filings

GOL

SMILES: New Partnerships Opportunity Attracting more Travelers

The mileage program also contributes to the increase of Ancillary Revenue

Smiles





SMILES Snapshot

- **> 7.9 mm clients & more 180 partners**
- Increase sales in **Business** segment
- Integration with **code-share** partners' mileage programs
- Sales of miles in advance
- New Siebel System / More Efficiency

Penetrating Business Travelers

- Stronger mileage bonus for business oriented route and fare segment
- Higher frequency in the most important domestic airports

Institutions and Retailers

- Sales of miles in advance
- Co-branded credit card
- Partnership with retailers and hotels

Code-Share agreements

- Increases traffic to GOL's network
- Additional value to SMILES: long-haul flights
- Integration of mileage program

Internet: Low Cost and High Efficiency

Voegol.com maintains the dynamic management of yield and allow the sale of ancillary products

An Integrated Shopping Experience Via Voegol.com

E-commerce



Register with Smiles
Easy to join

Strong direction of ancillary revenue "One-stop-shop"



PROMOTIONS
pay only half value and
enjoy the whole journey!
50%
off



PROMOTIONS
hotéis com 70% de desconto, só para clientes GOL.
Confira!

- BUY AND FLY
- SEE, CHANGE OR CANCEL
- CHECK-IN INTERNET
- CHECK-IN MOBILE
- CAR RENT
- HOTEL RESERVATION
- GOLLOG CARGO
- INSURANCE
- AUCTIONS

94% of Sale of tickets by E-commerce

GOL has one of the Largest E-Commerce Platform in Brazil

Booking Breakdown



% of ticket sold (2010)
7.0%
88.1%
100.0%
Website
Call center
Global Distribution System
Total

Net Ticket Sales Breakdown



Website + Call Center
Others
91.1%
93.3%
93.7%
93.0%
94.2%
8.9%
6.7%
6.3%
7.0%
5.8%
2007
2008
2009
2010
2011E

Visits per Month

Number of visits in thousands

	FEB/11	MAY/11	AUG/11
Twitter	36.2	50.7	81.9
Facebook	4.0	13.4	246.7
Flickr	42.5	125.9	656.7
YouTube	43.5	49.3	62.5
Gol Blog	23.5	83.3	163.9

E-Commerce Platform Benefits

1. Convenience for GOL's clients
2. Scalable selling structure
3. Disintermediation

GOL Alliance: a Global Route Network

GOL offers international destinations, while it has its network fed by its partners

Strong Code-Share and Loyalty Program Integration Agreements



32.0% pax.
Brasil ↔ EUA
DELTA
15.0% pax.
Brasil ↔ EUA
AIRFRANCE / KLM
65.2% pax.
Brasil ↔ França
GOL
Linhas aéreas inteligentes
QATAR
100% pax.
Brasil ↔ Qatar
IBERIA
75.0% pax.
Brasil ↔ Espanha
AEROMEXICO
82.2% pax.
Brasil ↔ México

GOL's code-share agreements created the largest network of foreign airlines in number of passengers transported to Brazil.

Source: 2010 ANAC Annual Report

High Corporate Governance Standards

Recognized as one of the companies with the highest standards of corporate governance

Dividend Policy

- 25% minimum dividend payout ratio, as required under Brazilian law
- Last dividend paid in 2011 (year ended in 2010)

Safety Standards

- VRG awarded with IOSA Certification (IATA Operational Safety Audit Program)
- Consolidated operational safety audit procedures

High Listing Standards

- 100% tag-along rights for non-voting PN shareholders
- Compliant with the NYSE and SEC Corporate Governance Standards
- Compliant with Sarbanes-Oxley

Proactive Advisory Committees

- Risk & Finance
- Audit
- Compensation

Active Board of Directors & Aligned Management

- 4 independent members, including Chairman
- Management compensation aligned with shareholders

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE


Personnel, jobs and environment.
The biggest maintenance center in Latin America is not going to take care only of aircraft.

4| Operating and Financial Overview

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

2Q11 Financial Indicators


Total Cash/ LTM Revenues
1,589
1,768
1,978
1,847
2,067
24.7%
26.3%
28.3%
25.9%
29.0%
2Q10
3Q10
4Q10
1Q11
2Q11
Cash and Equivalents (R$)
Cash and Equivalents/ LTM Net Revenue


Total Cash/ Short-Term Debt
1,589
1,768
1,978
1,847
2,067
2.7 x
5.2 x
5.7 x
5.9 x
6.0 x
2Q10
3Q10
4Q10
1Q11
2Q11
Cash and Equivalents (R$)
Total Cash/ Short term Debt

Strong Cash Position: Maintenance of High Liquidity Levels

2Q11 Financial Indicators



Adjusted Gross Debt / EBITDAR
7,352.4
7,532.4
7,630.6
7,343.7
7,612.5
5.8 x
5.6 x
5.0 x
4.8 x
6.3 x
2Q10
3Q10
4Q10
1Q11
2Q11
Adjusted Gross Debt
Adjusted Gross Debt / EBITDAR



Adjusted Net Debt / EBITDAR
5,763.1
5,764.7
5,652.1
5,496.6
5,545.3
4.5 x
4.3 x
3.7 x
3.6 x
4.6 x
2Q10
3Q10
4Q10
1Q11
2Q11
Adjusted Net Debt
Adjusted Net Debt / EBITDAR

Return to Previous Levels in 2012

2Q11 Financial Indicators

Financial Debt Maturity* (R$ in million)



46%
54%
Debt in Reais
Debt in USD
R$ 208.1 million
153.9
19.0
35.3
19.3
598.9
1,563.9
2011
2012
2013
2014
2015
> 2015

Financial Debt + Aircraft Debt (Total Debt)



33%
67%
Debt in USD
Debt in Reais

* Excluding Financial Leasing

2Q11 (LTM) Highlights

FINANCIAL (R$ million)	2Q10	3Q10	4Q10	1Q11	2Q11
Operating Revenue	**6,435.0**	**6,727.3**	**6,979.4**	**7,145.4**	**7,120.8**
Pax Revenue	5,652.2	5,984.8	6,277.7	6,413.6	6,381.5
Ancillary Revenue	782.8	742.4	701.8	731.7	739.3
Ancillary Revenue/ Total (%)	*12.2%*	*11.0%*	*10.1%*	*10.2%*	*10.4%*
Operating Cost	**5,968.0**	**6,172.2**	**6,281.7**	**6,445.9**	**6,749.5**
Operating Cost (ex-Fuel)	3,908.1	4,017.5	3,994.2	4,040.4	4,184.8
EBIT	466.9	555.1	697.8	699.5	371.4
EBIT Margin	***7.3%***	***8.3%***	***10.0%***	***9.8%***	***5.2%***
EBITDAR	1,267.9	1,350.1	1,535.0	1,541.5	1,199.7
EBITDAR Margin	***19.7%***	***20.1%***	***22.0%***	***21.6%***	***16.8%***

OPERATING	2Q10	3Q10	4Q10	1Q11	2Q11
Capacity (Bn - ASK)	43,022.8	44,499.2	45,606.6	46,323.4	46,643.8
Demand (Bn - RPK)	28,985.7	30,478.6	31,023.1	31,780.1	32,676.7
Load Factor	67.4%	68.5%	68.0%	68.6%	70.1%
BELF (Break Even LD)	62.5%	62.8%	61.2%	61.9%	66.4%
Yield (R$ cents)	19.5	19.6	20.2	20.2	19.5
RASK (R$ cents)	15.0	15.1	15.3	15.4	15.3
CASK (R$ cents)	13.9	13.9	13.8	13.9	14.5
CASK - Ex Fuel (R$ cents)	9.1	9.0	8.8	8.7	9.0

2Q11 (LTM) Financial Indicators


Net Revenue and RASK
6,435.0
6,727.3
6,979.4
7,145.4
7,120.8
15.0
15.1
15.3
15.4
15.3
2Q10
3Q10
4Q10
1Q11
2Q11
Net Revenue
RASK (R$ cents)


Total Cost (ex-fuel) and CASK- Ex Fuel
3,908.1
4,017.5
3,994.2
4,040.4
4,184.8
9.1
9.0
8.8
8.7
9.0
2Q10
3Q10
4Q10
1Q11
2Q11
Total Cost (Ex-Fuel)
CASK - Ex Fuel (R$ cents)


EBIT
466.9
555.1
697.8
699.5
371.4
7.3%
8.3%
10.0%
9.8%
5.2%
2Q10
3Q10
4Q10
1Q11
2Q11
EBIT
EBIT Margin


EBITDAR
1,267.9
1,350.1
1,535.0
1,541.5
1,199.7
19.7%
20.1%
22.0%
21.6%
16.8%
2Q10
3Q10
4Q10
1Q11
2Q11
EBITDAR
EBITDAR Margin

Hedge Strategy is Conservative, Non-Speculative

Focus on results

GOL's Financials Aspects

Hedge Strategy

- Currency
- Interest Rates
- Fuel

Fuel Hedge

In June,30

	Current Position	If triggers reached
	Current % Average HR	Maximum % Average HR
6 months	44%	47%
12 months	32%	46%
24 months	16%	30%
36 months	10%	22%


Agora qualquer destino cabe no seu bolso.
GOL
WWW.VOEGOL.COM.BR

5| Webjet

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

Strengthening of Company Position in Domestic Market

Largest route network in Latin America with high frequency in major cities

GOL's Dominant position in Brazil's Main Airports [1,2]

GOL



91
6
92
32
13
Brasília
(Brasília)
36
5
52
43
17
Confins
(Belo Horizonte)
57
4
71
8
8
Galeão
(Rio de Janeiro)
28
7
36
36
12
Salgado Filho
(Porto Alegre)
52
3
49
65
16
Santos Dumont
(Rio de Janeiro)
118
1
117
13
Congonhas
(São Paulo)
104
2
77
68
20
Guarulhos
(São Paulo)
Subtitle:
Others

The Operation seeks the Company strengthening in Domestic Market [1,2]

GOL + Webjet



91
6
105
32
Brasília
(Brasília)
36
5
69
43
Confins
(Belo Horizonte)
57
4
79
8
Galeão
(Rio de Janeiro)
28
7
48
36
Salgado Filho
(Porto Alegre)
52
3
65
65
Santos Dumont
(Rio de Janeiro)
118
1
117
13
Congonhas
(São Paulo)
104
2
97
68
Guarulhos
(São Paulo)
Subtitle:
Others

Southeast Region:
-75% of GDP
-65 % of total traffic, in which 65% are business passengers

(1) Source: Hotrans approved on 07/01/2011
(2) Source: ANAC Annual Report

- Cabotage operations (ex:GIG-POA-Foreign) are considered as domestic
- Only Friday frequencies were considered
- TAM consolidates Tam Group + Pantanal

Webjet Acquisition

Acquisition Steps

MOU	Signature of Memorandum of Understanding ✓
Acquisition Contract	Acquisition Contract ✓
ANAC's Approval	ANAC's Approval ✓
CADE's Approval	CADE's Approval

Expected Synergies – R$ 100 million

1. **Corporate (SG&A): R$ 60 million**
2. **Operational: R$ 40 million**
3. **People (scarce asset in Brazil)**

Deal Overview

- On August 1, 2011 VRG entered into a stock agreement with the controlling shareholders of Webjet to acquire of 100% of Webjet shares for a total EV of R$ 310 million (not adjusted for leasing)
- Webjet is a airline with 5% share in the domestic market, which posted R$ 764 mm in revenues in 2010, operating profit of R$ 41 mm (5.4% margin, GOL had 10%) and EBITDAR of R$96mn (12.6% margin, GOL had 22%)
- Webjet also operates under a low-cost, low faire business model
- The acquisitions strengths GOL's positioning in the Brazilian domestic market and present diverse synergies opportunities
- The acquisition price for 100% of the capital stock of Webjet was R$ 70,000,000.00, which is still subject to minor adjustments

Corporate Structure

GOL + Webjet

- Companies will remain separate entities
- Corporate structures remain the same
- Positive operating margins moment
- Quality Growth
- **“Webjet is not a turnaround Case”**



Corporate Structure (1)
FIP Volluto (Oliveira Family)
Free Float + Others
64%
36%
GOL
Linhas aéreas inteligentes
99.99%
99.99%
99.99%
VRG Linhas Aéreas S.A.
Gol Finance Cayman
GAC Inc.
99.99%
webjet
Webjet Linhas Aéreas S.A.

Source: (1) Total outstanding shares (preferred and voting)

2Q11 Financial Indicators – Pro Forma

Financial Debt Maturity* (R$ in million)


50%
50%
Debt in R$
Debt in USD
R$357.4 million
222.3
69.9
65.3
49.3
626.4
1,563.9

	2011	2012	2013	2014	2015	After 2015
GOL	153,9	19	35,3	19,3	598,9	1563,9
Webjet	68,4	50,9	30,0	30,0	27,5	0

* Excluding Financial Leasing

2011 Webjet Operational Highlights

WEBJET*	1Q11	2Q11	3Q11	9M11
Capacity (ASK)	1,427.5	1,374.0	1,546.7	4,348.2
Demand (RPK)	1,126.4	1,015.1	1,149.9	3,291.4
Load Factor	78,9%	73.9%	74.3%	75.7%
ASK Growth (YoY)	6,1%	7.8%	14.8%	9.6%
RPK Growth (YoY)	3,9%	10.7%	8.8%	7.6%
Load Factor Growth	-1.7 p.p	1.9 p.p	-4.1 p.p	-1.4 p.p
Departures per Day	138	131	146	138
Average Stage Length (KM)	781	796	799	792

FLEET	2Q11
Own	6
Leasing	18
B737-300	**24**

Fleet Returns Schedule	2011	2012	2013	2014
B737-300	0	(4)	(8)	(6)

(*) Source: Anac and Webjet


Tan buen negocio,
que ni necesitas
recortar el cupón.
Río de Janeiro, BR

6 | Guidance and Next Steps

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

2011 Guidance

High competition in the local market and non-recurrent increase in certain ex-fuel costs, pressure the results of operations in the short term, demanding GOL's 2011 guidance revision

	Current Scenario	
2011 Guidance	**Worst-case**	**Best-case**
Brazilian GDP Growth	4.0%	5.0%
Domestic Demand Growth (%RPKs)	**12.0%**	**18.0%**
Passengers Transported by GOL (MM)	34	36
GOL Capacity (ASKs billion)	48.0	50.0
Operational Fleet (end of period)	115	115
Yield (R$ cents)	**18.5**	**19.8**
GOL Demand (RPKs billion)	**34.0**	**36.0**
Departures (000)	315	340
CASK Ex-fuel (R$ cents)	**9.4**	**9.0**
Fuel Liters Consumed (billion)	1.55	1.65
Fuel Price (R$/liter)	2.10	2.00
Average WTI (US$/barrel)	115	100
Average Exchange Rate (R$/US$)	**1.65**	**1.55**
Operating Margin (EBIT)*	**1.0%**	**4.0%**

* Considering the adjusted 1Q11 result, excluding any non-cash effects as disclosed in the 1Q11 earnings release.

2011 is a Transition Year

The worst is behind us….

2011 is a Transition Year



- **Pressure on the revenue side**
  - ✓ Industry capacity growth
  - ✓ Lower yields
- **Pressure on the cost side**
  - ❖ **Getting ready for the next years**
    - ✓ End of maintenance expenses and return of 3 B767s
    - ✓ Hiring and training copilots
    - ✓ New suppliers
- **Cost Reduction Plan Ongoing**
  - ✓ CASK ex-fuel decrease 15%
  - ✓ Ex-fuel cost reduction of R$ 530 million

GOL
Linhas aéreas inteligentes

View for 2012

GOL is ready to regain momentum

Economic Landscape



- **Global economy slowdown**
  - ✓ Jet fuel price will remain at current levels
  - ✓ Low interest rates
- **Brazil**
  - ✓ Economy slower growth (3.0 - 3.5% GDP)
  - ✓ Domestic demand increase of 2.5%- 3.0x GDP growth
  - ✓ Inflation pressure on internal prices
  - ✓ FX going back to R$1.70 – R$1.80 levels
  - ✓ Infrastructure will remain under pressure

Linhas aéreas inteligentes

Gol´s Domestic Scenario



- ✓ **Slower supply growth**
  - ✓ GOL´s and Webjet capacity growth of 0.0% -4.0%
- ✓ **Focus on Efficiency**
  - ✓ Higher Productivity (fleet utilization around13,5 block hours per day)
  - ✓ Higher Load Factor (around 72.0%)
  - ✓ Higher levels of punctuality and regularity
- ✓ **Yield Recovery**
- ✓ **Focus on Profitability**

GOL
Linhas aéreas inteligentes


Q5

7 | Appendix

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

2Q11 Highlights

The 2Q11 results reflects the competitive landscape in the domestic market and pressure on the operational costs

Financial Highlights	2Q11	1Q11	2Q10	Var% 2Q11/2Q10
Net operating revenues (R$MM)	1,566.3	1,895.7	1,590.9	-1.54%
EBIT(R$MM)	(270.8)	193.1	57.3	Nm
EBIT Margin	***-17.3%***	***10.2%***	***3.6%***	***Nm***
EBITDAR (R$MM)	(67.6)	411.5	274.2	Nm
EBITDAR Margin	***-4.3%***	***21.7%***	***17.2%***	***Nm***
Adjusted Gross Debt / LTM EBITDAR	6.3 x	4.8 x	5.8 x	9.4%
Adjusted Net Debt / LTM EBITDAR	4.6 x	3.6 x	4.5 x	1.7%
Cash / LTM Net Revenue	29.0%	25.9%	24.7%	*+4.3 p.p*

Operational Highlights	2Q11	1Q11	2Q10	Var% 2Q11/10
Capacity	11,380	11,875	11,060	2.9%
Demand	7,571	8,591	6,675	13.4%
Load Factor	66.5%	72.3%	60.4%	+6.2 p.p.
CASK (R$)	16.14	14.34	13.87	16.4%
CASK Ex-Fuel (R$)	9.72	8.70	8.70	11.8%
RASK (R$)	13.76	15.96	14.38	-4.3%
Spread (RASK – CASK)	-2.38	1.63	0.52	Nm

Operating Costs and CASK Ex-fuel

Operating Costs (Ex-Fuel) = +15.0%

- Maintenance Expenses and Return of three B767s
- Salaries, Wages and Benefits Expenses
  - Operating volume
  - Hiring and Training 400 co-pilots
  - Contract Terminations
- Real Increase in Services Prices
  - Landing fees
  - Ramp Services
  - Hotels and Transport Crew
- Extraordinary Costs generated by the Chilean Volcano
- Suppliers Fines

CASK Ex- Fuel 2Q11 (R$ cents)


9.72
R$ 43 MM
R$10 MM
R$5 MM
9.21
CASK Ex-Fuel
Return of B767
Suppliers Contract Terminations
Volcano Restrictions
Adjusted CASK Ex-Fuel

▼ RASK 4.3%

GOL's Cost Reduction Initiatives

Focus on results: reduce costs and generate new revenues

GOL's Nexts Steps

Initiatives	Action	Impact R$ MM	
Maintenance	Delta Agreement	100	
B 767s	Lease Exp/Early Return	75	
Contingency Sale	Spare Parts	30	
Access Level of Services	Evaluate B737-700	60	
Aircraft density	Review "Lopas"	35	
Roll-out Buy on Board	Standardize Free Service	20	
Other Expenses	Consulting/Contingencies Taxes/Contracts	130	
Higher Fleet Productivity	> 13 hours/day	80	
Subtotal	**Costs Ex-fuel**	**530**	R$ 1.10 reduction on Cask Ex-fuel
Fuel Saving	New Engines/APU	120	R$ 0.25 reduction on Cask
Total	**Total Cost**	**650**	

Cost Reduction Initiatives will have a positive impact of 15% on Cask Ex-Fuel

GOL
Linhas aéreas inteligentes

Shares Buyback Program

Proposal	Approval of own preferred shares repurchase program, subject to a maximum of 10% of free float (CVM10/80)
Goal	Maximize value creation for shareholders
Number of Shares	The transaction limit to a maximum amount of 10% of free float, which corresponds to 9.4MM shares
Operation Deadline	Period of up to 365 days from the date of the resolution
Financial Institutions	To be defined by the Company
Repurchase Structure	TBD

GOL Investor Relations
+55 11 2128-4700
ri@golnaweb.com.br
www.voegol.com.br/ir

Linhas aéreas inteligentes

Thank You!

GOLL4 NIVEL2 BM&FBOVESPA

GOL LISTED NYSE